UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41670

Apollomics Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Announcement of Certain Executive Changes

On August 1, 2024, Apollomics Inc. (“Apollomics” or the “Company”) announced that as of August 1, 2024, Sanjeev Redkar, Ph.D., co-founder and President, and Peony Yu, M.D., Chief Medical Officer, of the Company departed from their prior roles as part of its updated strategic focus and cost reduction measures. Both Dr. Redkar and Dr. Yu are expected to transition to consulting roles. Dr. Redkar will remain on the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.

Date: August 1, 2024	By:	/s/ Guo-Liang Yu
	Name:	Guo-Liang Yu
	Title:	Chief Executive Officer